EXHIBIT 99.1

For Immediate Release 20-32-TR	Date:	May 19, 2020

Teck’s 2019 Sustainability Review Investors’ Conference Call
June 3, 2020

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) announces that the company will hold a conference call to discuss its 2019 Sustainability Report and updated sustainability strategy at 11:00 a.m. Eastern time / 8:00 a.m. Pacific time on Wednesday, June 3, 2020. The conference call dial-in is 416.340.2216 or toll free 800.273.9672, no pass code required. Media are invited to attend on a listen-only basis.

A live audio webcast of the conference call, together with supporting presentation slides, will be through the following link at https://www.teck.com/webcast-registration/webcast-registration. Alternatively, the webcast can be accessed at http://www.teck.com.

About Teck
Teck is a diversified resource company committed to responsible mining and mineral development with major business units focused on copper, steelmaking coal, zinc and energy. Headquartered in Vancouver, Canada, its shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Investor Contact:
Ellen Lai
Coordinator, Investor Relations
604.699.4257
ellen.lai@teck.com

Media Contact:
Chris Stannell
Public Relations Manager
604.699.4368
chris.stannell@teck.com